

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Malcolm W. Sherman
Executive Vice President
Delta Mutual, Inc.
14362 North Frank Lloyd Wright Boulevard, Suite 1103
Scottsdale, Arizona 85260

      Re: **Delta Mutual, Inc.**
             Item 4.01 Form 8-K
             Filed February 24, 2011
             File No. 0-30563

Dear Mr. Sherman:

      We have completed our review of your filing and do not have any further comments at this time.

                             Sincerely,

                             /s/ William H.Thompson

                             William H. Thompson
                             Accounting Branch Chief